Exhibit C

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

MPI

51, rue d’Anjou

Anjou

75008 Paris

France

Paris, 7 October 2015

Dear Shareholders,

The two companies, which you know well, and which operated until the summer of 2014 in an environment of rising commodities prices with relatively easy access to inexpensive financing, now have to face today’s conditions: a steep decline in oil prices and pressure on financial markets. These conditions call into question the very fundamentals of our business models and are driving widespread mergers of mid-cap companies in our industry, in which Maurel & Prom and MPI have a major role to play. The first step in this shift is the merger of Maurel & Prom and MPI which will be proposed to you at an extraordinary general meeting this December.

Our recent history

In January 2010, Maurel & Prom financed in full the creation of SEPLAT, a new independent oil company in Nigeria, in collaboration with two high-quality partners, Shebah and Platform. In the months that followed, Maurel & Prom’s Board of Directors, sensitive to the desire of certain shareholders and convinced that the intrinsic value of this investment was not reflected in the share price, decided to distribute this activity carried by Maurel & Prom Nigeria (MPN) in the form of an extraordinary dividend to all Maurel & Prom shareholders. This new entity was listed on Euronext Paris on 15 December 2011.

This company had a dual mission, namely to co-invest alongside SEPLAT in Nigeria, or be absorbed into it through a “reverse merger” when admitted to the stock exchange in Lagos and London. The first never happened, as the conditions for such an operation never arose, particularly in terms of price of overpaid bids. The “reverse merger” option, however, also proved impossible for legal reasons in Nigeria. The only possibility was SEPLAT’s absorption by MPN, which would have lost SEPLAT its official status as an “indigenous” company, with major tax consequences.

MPN therefore changed its name to MPI in June 2013, reflecting a transitional solution aimed at opening up the field of investment possibilities. This led to the formation of a joint venture (Saint-Aubin Energie) between Maurel & Prom and MPI, aimed at pooling human resources and Maurel & Prom’s technical credibility with MPI’s unused financial resources.

Prior to the distribution of Maurel & Prom Nigeria stock, Maurel & Prom had given its subsidiary €105 million to seize opportunities in the Nigerian market. As a result, MPI’s cash position had swelled essentially due to the dual effect of the sale of 15% of SEPLAT(1) to reduce its stake in SEPLAT to less than 30% for its first stock exchange listing, and SEPLAT’s repayment of the balance of the US$47 million shareholder loan initially granted by MPI.

At the same time, Maurel & Prom attempted to identify new reserves via an intensive exploration policy which proved unfruitful, as was the case for most exploration companies during that period. Maurel & Prom nevertheless had sufficient production assets in Gabon and Tanzania to implement a robust development model (on 1 January 2015, Maurel & Prom’s P1+P2 reserves net of royalties were 207 million barrels of oil equivalent / MMboe). The amounts remaining to be financed over the next 18 months are totally marginal relative to historical investment, and the cash flows generated are fully able to service the debt.

(1)	In the second half of 2013, MPI sold 14.9% of SEPLAT based on a valuation of approximately US$1 billion (the equivalent of US$2.50 per share). It should be noted that at the present share price, SEPLAT’s market capitalisation is approximately US$640 million (US$1.16 per share) after having raised US$535 at its IPO in April 2014.

Maurel & Prom has been approached many times by potential buyers interested in Maurel & Prom alone and/or Maurel & Prom plus MPI together. These approaches, however, encountered a number of obstacles in the need to clarify the rights attached to various permits,(2) the terms and conditions of a potential change of control, or resulting from changes in strategy, management or the financial capacity of the potential buyers.

Although credibly laid out a number of times in recent years, alternative strategic plans have never got off the ground.

It is now necessary to link their histories, to go forward together, with the goal of continuing their development.

Our strategic project: to create a European leader

The fall in oil prices has called into question for a long time the relevance of the economic model by which “junior” oil companies have developed. Historically, shareholders’ equity was used to fund exploration activities, and financing or capital increases, along with attractive premiums, would finance development and production startups. The dizzying rise in energy prices ensured the robustness of the system and, in the best of cases, the story would be crowned by a takeover bid on generous terms.

Since the 2008-2009 financial crisis, credit has become scarce; the present level of commodities prices, and oil in particular, is forcing the market to become selective, and companies all over the world are trading with a lighter or deeper “discount” relative to the value of the assets that they manage.

It is now becoming clear that investors prefer companies with critical mass. This is a necessary condition for ready access to financial markets, being able to produce diversified cash flows, pool technical and political risks, and enjoy the financial capacity (apart from being able to pay dividends and repay debts) for internal development and be able to take advantage of companies or assets in distress. No company of the size of MPI or Maurel & Prom, or even the two merged, can today claim to be able to go it al one. The new entity, which provides a transitional solution, intends to play an active role in forging the European leader of mid-sized companies in Europe.

Knowing that this conclusion has been shared by most mid-cap oil operators, we are now striving to turn this idea into reality, the first step being to merge Maurel & Prom and MPI to become a heavier player in remodelling our sector, while permitting the automatic savings involved.. No manager, no shareholder, can ignore this necessity.

The terms and conditions of the merger

This merger of two companies with many points in common has been wrapped with the maximum possible guarantees for the shareholders of both entities. Independent Board members have formed ad- hoc committees at both companies. The primary mission of these two committees is to analyse the terms of the proposed merger and issue recommendations to their respective Boards allowing them to make enlightened decisions regarding the merger parities.

Furthermore, and as an additional indication of the exhaustive analysis of all factors that this transaction will demand, two merger auditors have been appointed by the Paris Commercial Court.

Additionally, MPI’s ad-hoc committee (MPI being the intended absorbed entity) asked for the presence of an independent expert to reinforce the strict objectivity of the proposals made.

The independent expert, the merger auditors, the ad-hoc committees as well as the two Boards of Directors, also rely on the work of two establishments known for their understanding of markets, procedures and of both companies.

The two Boards of Directors, in view of the recommendations of the ad-hoc committees and the work of the merger auditors and the independent expert, will decide to convene the shareholders of both companies to an Extraordinary General Shareholders’ Meeting. In order to be adopted, the proposed merger must be approved by a 2/3 majority of the shareholders of both companies present or represented.

(2)	In particular, Maurel & Prom signed a new Exploration and Production Sharing Contract (EZANGA) effective 1 January 2014 for a term of 20 years + 20 years.

Of course, this entire process will be run in liaison with and under the supervision of the French Financial Markets Authority (AMF).

According to the indicative timetable which includes a final decision by the boards of directors on 15 October 2015, followed by the establishment of a document certified by the AMF (called document E) which is scheduled for publication in the first half of November, an Extraordinary General Shareholders’ Meeting will be held in December 2015.

Worried by recent movements in the share prices of both companies, some MPI shareholders have protested against the currently proposed parity. Their comments were sent to the independent experts as well as to the merger auditors to have their pertinence assessed independently and away from any form of pressure. It is not until these works have been completed and after getting the final report from the merger auditors that the companies’ Boards of Directors will approve the definitive parity adopted, which will be on 15 October 2015.

The merger of Maurel & Prom and MPI will be accompanied by a payment by MPI to its shareholders of an extraordinary dividend of 45 cents of euro per share. This amount represents approximately two years of MPI dividends as well as the maximum distribution capacity of the company in its present form. The distribution of MPI cash and SEPLAT stake could lead to the dissolution of the company. The Boards of Directors that initiated this merger proposal are of course radically opposed to it. Apart from the cost, it is clear that this idea originates from fund managers and not company managers. This would only be considered in the total absence of any plan or prospects for the future. Which is of course not the case: MPI’s shareholders have their place in the constitution of the entity that we are planning and they will benefit from it on terms that are guaranteed to be fair and equitable.

Conclusion

The merger, the terms of which will be submitted for your approval at the Extraordinary General Meeting this December, is essential in a turbulent environment to reduce our operating costs but also and above all as a first essential step towards creating an independent leader in the oil sector. The precautions that we have established should allow the merger to proceed on the fairest of terms.

To answer any concerns you may have, we have set up a dedicated email address to allow our teams: fusionmpi.maureletprom@mpienergy.com

Jean-François HENIN

Chairman

The experts and their roles

The ad-hoc committees

The ad-hoc committees of both companies formulate recommendations regarding the transaction to their respective Boards of Directors. Maurel & Prom’s ad-hoc committee includes four Independent Directors as defined by the AFEP-MEDEF Code to which Maurel & Prom refers, and MPI’s ad-hoc committee includes three Directors, two of whom are Independent as defined by the Middlenext Code to which MPI refers. All Directors in Maurel & Prom and MPI’s ad hoc committees were considered as Independent, in relation to the merger, by their respective Boards of Directors.

The merger auditors

The merger auditors’ are appointed by the Paris Commercial Court. Their assignment is to verify that the relative values attributed to Maurel & Prom and MPI shares are realistic and the exchange parity fair, assess the value of the in-kind contributions that MPI has to make to Maurel & Prom in the merger, and issue their report on the merger terms and conditions and on the value of the contributions, specified in the French Commercial Code. This report will be disclosed to shareholders before the General Shareholders’ Meeting.

The independent expert

The independent expert was selected by MPI’s Board of Directors, and will have to produce a report containing an independent opinion on the fairness of the proposed exchange parity for the merger. This will circumvent any conflict of interest that may arise in the scoping and presentation of this proposed merger. This report will be disclosed to shareholders before the General Shareholders’ Meeting.

The French Financial Markets Authority (Autorité des Marchés Financiers / AMF)

The AMF supervises the entire operation and certifies Document E as well as the Updates of each company’s Annual Reports.